SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Commission File Number 000-50778

                                  Hemosol Corp.
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                 (Translation of registrant's name into English)


         2585 Meadowpine Boulevard, Mississauga, Ontario, Canada L5N 8H9
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                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F: Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.


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The following is included in this Report on Form 6-K:

1. Press Release, dated March 31, 2005.


















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HEMOSOL COMPLETES CASCADE TECHNOLOGY TRANSFER AND ANNOUNCES FINANCINGS TO RAISE
$13.4 MILLION


TORONTO, ONTARIO (MARCH 31, 2005) - Hemosol Corp. (NASDAQ: HMSL, TSX: HML) ("Hemosol") today announced that it has successfully implemented the novel Cascade technology for the extraction of valuable therapeutic plasma proteins at a 30-litre scale. Hemosol has met or exceeded yield expectations and demonstrated significant improvement over existing manufacturing methods. The achievement of these milestones will allow Hemosol to move to clinical scale production later in the year.

Hemosol also announced several key developments related to financing its growth, including agreements for financing transactions to raise aggregate gross proceeds of approximately $13.4 million, the extension of MDS Inc.'s guarantee of Hemosol's $20 million credit facility and the amendment of the Cascade license agreement that will see ProMetic Biosciences Inc. ("ProMetic") accept a combination of cash and common shares of Hemosol ("Common Shares") as part of the licensing fee.

CASCADE TECHNOLOGY TRANSFER COMPLETE

Hemosol's successful scale-up to the 30-litre pilot scale followed completion of the four-litre development scale and engineering runs earlier this year. In these preliminary stages, Hemosol achieved significantly higher protein yields compared to current methods. By achieving pilot scale, Hemosol has established a foundation to build toward clinical scale production by the end of the third quarter of 2005. Once clinical scale is reached, Investigational New Drug applications related to the three initial lead proteins will be prepared and filed with the U.S. Food and Drug Administration ("FDA"), followed by clinical development activity and full commercial scale-up of the Cascade process. Following the successful completion of clinical trials, New Drug Applications will be filed with the FDA. Upon regulatory approval of the first product, commercial production could begin.

DETAILS OF FINANCINGS

Hemosol has entered into a securities purchase agreement (the "Securities Purchase Agreement") providing for the issuance, on a private placement basis, of a secured convertible note (the "Note") in the principal amount of US$5 million to Laurus Master Fund, Ltd. ("Laurus"). The Note is secured by a second charge over all of Hemosol's assets, will have a term of three years and a conversion price of US$0.69, subject to adjustment. The Note will bear interest at a rate equal to prime plus 2% and principal repayment will not commence until the tenth month of the term. Interest and principal may be paid in Common Shares if certain conditions are met and the rate of interest will be decreased in stages if the Common Shares appreciate to specified levels. The Securities Purchase Agreement also contemplates the issuance to Laurus of a warrant of Hemosol with a term of five years which will entitle Laurus to purchase 2,729,122 Common Shares at an exercise price of US$0.86 per Common Share as to 54% and US$1.04 per Common Share as to the remaining 46%.


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Hemosol has also entered into subscription agreements with purchasers providing for the issuance, on a private placement basis, of an aggregate of 10,948,731 special warrants of Hemosol (the "Special Warrants") at a price of $0.67 per Special Warrant, raising aggregate gross proceeds of approximately $13.4 million. Each Special Warrant will be exercisable into one Common Share and one common share purchase warrant (a "Warrant"). Each Warrant will entitle the holder to purchase one Common Share at an exercise price of $1 for a period of five years following the closing of the transaction. Hemosol has engaged Life Science Group Inc. ("LSG") and Loewen, Ondaatje, McCutcheon Limited ("LOM" and, together with LSG, the "Agents") as placement agents in connection with the financings.

In order to direct its current resources to advance efforts to commercialize products using the Cascade, Hemosol and ProMetic have amended the Cascade license agreement. The amendment sees the $4 million cash license fee payment, which is due to ProMetic as a result of the successful implementation of the Cascade process at 30-litre scale, replaced with (a) a cash payment of $1 million and (b) the issuance to ProMetic of 3,488,372 Common Shares within 15 days of the closing of the private placements.

In conjunction with the proposed private placements, Hemosol has entered into a memorandum of understanding with MDS Inc. ("MDS"). MDS will extend the term of its guarantee (the "MDS Guarantee") of Hemosol LP's $20 million credit facility from June 20, 2005 up to June 20, 2007, in connection with the extension of such credit facility from May 25, 2005 up to May 25, 2007. The credit facility is to be increased by $1 million on a temporary basis. Any amounts drawn down under this temporary increase will be re-paid at closing from the proceeds of the financings. As consideration for the extension of the MDS Guarantee, Hemosol will issue to MDS a warrant to purchase up to 2.75 million Common Shares at an exercise price of $0.84 per share and with a term of five years from the date of issuance. One half of the warrants issued to MDS will vest immediately upon issuance and the remaining one half will vest in equal portions on the 20th day of each calendar month, commencing on June 20, 2005 and ending on May 20, 2007, or such earlier date as the MDS Guarantee is terminated.

In connection with its services as placement agent to Hemosol with respect to the Note offering, LSG will receive special broker's warrants to acquire, without additional consideration, Warrants to purchase 72,464 Common Shares. As well, the Agents will receive, as partial compensation for their services in connection with the Special Warrant offering, special broker's warrants entitling the Agents to acquire in the aggregate, without additional consideration, that number of compensation options equal to 5% of the number of Special Warrants sold pursuant to the Special Warrant offering and each compensation option will entitle the holder to purchase one Common Share and one Warrant at a price of $0.67 for the same period that the Warrants are exercisable.

As the aggregate number of Common Shares issuable in connection with the transactions discussed above will exceed the maximum number of securities issuable without security holder approval under the rules of the Toronto Stock Exchange (the "TSX"), Hemosol intends to rely on an exemption from the security holder approval requirements of the TSX Company Manual on the basis of its serious financial difficulty. The above-mentioned transactions have been


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considered by a special committee (the "Special Committee") of independent directors of Hemosol who are free from any interest in the transactions and are unrelated to any of the parties involved in the transactions. The Special Committee has determined that the transactions are reasonable in the circumstances of Hemosol and are designed to improve Hemosol's financial position, and has recommended that Hemosol make application to the TSX for an exemption from the security holder requirements of the TSX Company Manual. On the basis of the recommendations of the Special Committee, the board of directors of Hemosol has determined that Hemosol is in serious financial difficulty, that the transactions are designed to improve Hemosol's financial situation and are reasonable in the circumstances of Hemosol, and has authorized Hemosol to make the application to the TSX. All of the transactions described above are subject to customary conditions, including TSX approval.

The closings of the Note offering, the Special Warrant offering and the extension of the MDS Guarantee are each conditional on the others and are expected to occur on or about April 7, 2005. The acceleration of the closings of these transactions is reasonable and necessary in the circumstances as a result of Hemosol being in serious financial difficulty.

This press release does not constitute an offer or invitation to subscribe for or purchase any securities in the United States. The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.



About Hemosol

Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. Hemosol has a broad range of novel therapeutic products in development, including oxygen therapeutics and protein-based therapeutics to treat certain infectious diseases, cancers and anemia.


For more information visit Hemosol's website at www.hemosol.com.

           The Common Shares are listed on the NASDAQ Stock Market under the trading symbol "HMSL" and on the TSX under the trading symbol "HML".



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Contact:   JASON HOGAN
           Investor & Media Relations
           416 361 1331
           800 789 3419
           416 815 0080 fax
           ir@hemosol.com
           www.hemosol.com



           Certain statements concerning Hemosol's future prospects are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to successfully implement the Cascade technology and commercialize products derived there from; Hemosol's ability to obtain additional financing; Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; Hemosol's ability to enter into satisfactory arrangements for the supply of materials used in its manufacturing operations and the sale of resulting products to customers; technical, manufacturing or distribution issues; the competitive environment for Hemosol's products and services; the degree of market penetration of Hemosol's products; Hemosol's ability to attract and retain clients for its bio-manufacturing services; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.






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                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  HEMOSOL CORP.

                                  By: /s/ Lee D. Hartwell
                                      -----------------------------------------
                                      Name: Lee D. Hartwell
                                      Title: President, Chief Executive Officer
                                             and Chief Financial Officer

Date: March 31, 2005




















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